April 21, 2010

Ms. Susan Block

Attorney-Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Ryerson Holding Corporation Amendment No. 5 to the Registration Statement on Form S-1 (File No. 333-164484)

Dear Ms. Block:

On behalf of Ryerson Holding Corporation (the “Company”), we hereby submit to the Securities and Exchange Commission Amendment No. 5 to the Registration Statement (the “Amendment”) that, as discussed with Mr. Gause, is being filed solely to make minor changes that update information found therein and correct typographical errors. To facilitate your review, we are submitting herewith a marked version of the Amendment, which, as discussed with Mr. Gause, is being marked against Amendment No. 3 to the Registration Statement.

Please do not hesitate to contact Cristopher Greer at (212) 728-8214 or the undersigned at (212) 728-8656 with any questions or comments.

Very truly yours,

/s/ Jeffery Fang

Jeffery Fang

Enclosures

cc:	Mr. Tarik Gause Terence R. Rogers, Chief Financial Officer Cristopher Greer, Esq.